Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: November 12, 2020

Churchill Capital Corp II Announces Additional $400 Million Investment and Strategic Support

Agreement With Prosus N.V. in Connection With Skillsoft and Global Knowledge Transactions

•	Brings total investment from Prosus, a leading global edtech investor, to $500 million and total PIPE commitments in connection with the Skillsoft and Global Knowledge transactions to at least $530 million
•	Strategic Support Agreement to provide additional services on a go-forward basis
•	HSR clearance for Skillsoft and Global Knowledge transactions received

NEW YORK – November 11, 2020 – Churchill Capital Corp II (“Churchill II”) (NYSE: CCX.U), announced today that Prosus N.V. (“Prosus”), a global consumer internet group and one of the largest technology investors in the world, has exercised its previously announced option to invest an additional $400 million in Churchill II’s planned acquisition of Software Luxembourg Holding S.A. ("Skillsoft") and Global Knowledge Training LLC ("Global Knowledge"), bringing Prosus’s total investment in Churchill II in connection with the transaction to $500 million.

The increased investment from Prosus is a reaffirmation of its support for Churchill II’s announced transactions to merge with Skillsoft and acquire Global Knowledge. The combination will create the world’s leading digital learning company with a comprehensive suite of on-demand and live virtual content; customized role- and skill-based learning journeys; an expanded course portfolio; and an immersive learning platform designed to make learning easier, more accessible, and more effective.

As previously announced, Prosus entered into a Strategic Support Agreement with Churchill II that became effective if Prosus exercised its option to make this additional investment and certain other conditions were met. Prosus has agreed to provide certain business development and investor relations support services.

The decision by Prosus to make this substantial investment in Churchill II and make the Strategic Support Agreement effective will help further fund Skillsoft’s already liquid capital structure, provide certainty to ensure consummation of the business combination and allow Skillsoft to execute on its business strategy and growth plan.

“Prosus has built a strong portfolio of edtech investments over the last five years,” said Patrick Kolek, Chief Operating Officer of Prosus. “We believe there is a huge growth opportunity to fulfill enterprise and consumer demand for education globally. Our investment in Skillsoft is another exciting opportunity in this fast-growing sector and we look forward to working with Churchill II to execute on the full potential of the business.”

“The additional investment from Prosus, a leading edtech investor, highlights our combined confidence in Skillsoft’s new business strategy, leadership, and outlook to further accelerate the digital learning space,” said Michael S. Klein, Chairman and CEO of Churchill II. “This provides both strategic partner capital as well as additional financial flexibility.”

As announced on October 13, Churchill II will contribute up to $697 million of cash raised during its initial public offering in June 2019. Churchill II expects at least $530 million in common equity through private investment in public equity ("PIPE") commitments in connection with its acquisition of Skillsoft and Global Knowledge, as applicable, including from Prosus, which had originally committed $100 million prior to the option being exercised to invest the full $500 million at the same price of $10.00 per share.

The foregoing PIPE amounts do not include any investment from funds affiliated with Rhône Capital, as the previously announced subscription agreement was terminated in accordance with its terms following a determination by the parties not to proceed with the investment.

Upon the close of the Skillsoft transaction and Prosus PIPE, Prosus will own approximately 30% of the combined company, and will have proportional board representation that currently provides the right to designate two board members, including the combined company’s chairperson.

Churchill II announced today that its request for early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), for both its acquisition of Skillsoft and Global Knowledge, was granted effective immediately.

Churchill II’s acquisition of Skillsoft and Global Knowledge is expected to close in January 2021, subject to approval by Churchill II and Skillsoft shareholders and receipt of regulatory approvals and customary closing conditions. Prosus’s investment is subject to, amongst other conditions, HSR clearance and, with respect to its $400 million incremental investment, review by the Committee on Foreign Investment in the U.S. (CFIUS).

Conference Call Information

Churchill II will host an investor call and presentation to discuss at 1:30 PM EDT on Wednesday, November 11, 2020. Please click the link to join the webinar:

https://citi.zoom.us/j/94075525975?pwd=dDh3ZG93VGJFN3Nkc3hNSHEwZ0VIZz09. Investors interested in accessing the conference call can dial +1 312 626 6799 (United States Toll Free) or +1 346 248 7799. Webinar ID: 940 7552 5975. Once time passcode: 695187. A transcript of the call will also be filed by Churchill II with the SEC.

Investor Presentation

More information regarding the transactions is available in an Investor Presentation dated November 11, 2020, available at: https://churchillcapitalcorp.com/november-2020-investor-presentation/.

About Churchill Capital Corp II

Churchill Capital Corp II is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Churchill II was founded by Michael Klein, who is also the founder and managing partner of M. Klein and Company. The Company raised $690 million in its IPO in June 2019 and is listed on the New York Stock Exchange (NYSE:CCX.U). For more information, visit https://churchillcapitalcorp.com/.

About Prosus

Prosus is a global consumer internet group and one of the largest technology investors in the world. Operating and investing globally in markets with long-term growth potential, Prosus builds leading consumer internet companies that empower people and enrich communities.

The group is focused on building meaningful businesses in the online classifieds, food delivery, and payments and fintech sectors in markets including India, Russia and Brazil. Through its ventures team, Prosus invests in areas including edtech and health, Prosus actively seeks new opportunities to partner with exceptional entrepreneurs who are using technology to improve people’s daily lives.

Every day, millions of people use the products and services of companies that Prosus has invested in, acquired or built, including Avito, Brainly, BYJU’S, Bykea, Codecademy, DappRadar, dott, ElasticRun, eMAG, Eruditus, Honor, iFood, Klar, LazyPay, letgo, Meesho, Movile, OLX, PayU, Red Dot Payment, Remitly, SimilarWeb, Shipper, Skillsoft, SoloLearn, Swiggy, and Udemy.

Hundreds of millions of people have made the platforms of its associates a part of their daily lives. For listed companies where we have an interest, please see: Tencent (www.tencent.com; SEHK:00700), Mail.ru (www.corp.mail.ru; LSE:MAIL), Trip.com Group Limited (www.trip.com; NASDAQ:TCOM), and DeliveryHero (www.deliveryhero.com; Xetra:DHER).

Today, Prosus companies and associates help improve the lives of around a fifth of the world’s population.

Prosus has a primary listing on Euronext Amsterdam (AEX:PRX) and a secondary listing on the Johannesburg Stock Exchange (XJSE:PRX), and is majority owned by Naspers. For more information, please visit www.prosus.com.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Churchill and Skillsoft. Churchill intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Churchill and a prospectus of Churchill, and Churchill will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Churchill with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill may be obtained free of charge from Churchill at www.churchillcapitalcorp.com. Alternatively, these documents, when available, can be obtained free of charge from Churchill upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500.

Churchill, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill, in favor of the approval of the merger. Information regarding Churchill’s directors and executive officers is contained in Churchill’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020, and September 30, 2020, which are filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill’s Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Churchill has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Churchill’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill, Skillsoft and Global Knowledge; risks related to Churchill’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks of demand for, and acceptance of, Skillsoft’s and Global Knowledge’s products and for cloud-based technology learning solutions in general; the combined company’s ability to compete successfully in competitive markets and changes in the competitive environment in its industry and the markets in which it will operate; the combined company’s ability to develop new products; failure of information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in the combined company’s industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; the combined company’s ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; the combined company’s ability to protect or obtain intellectual property rights; the combined company’s ability to raise additional capital; the impact of the combined company’s indebtedness on its financial position and operating flexibility; and the combined company’s ability to successfully defend itself in legal proceedings.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of an investment decision in Churchill. All subsequent written and oral forward-looking statements concerning Churchill, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts
Churchill Capital Corp II
info@churchillcapitalcorp.com

Media

Lauren Odell and Danielle Belopotosky

Gladstone Place Partners

(212) 230-5930

churchill@gladstoneplace.com